Exhibit (d)(64)

[Fasanara Capital Limited Letterhead]

[                           ], 2016

Salvatore Faia

President

The RBB Fund, Inc.

103 Bellevue Parkway

Wilmington, DE 19809

Re:          The RBB Fund, Inc. – Boston Partners Emerging Markets Long/Short Fund (the “Fund”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby and effective as of the date noted above, Fasanara Capital Limited (the “Adviser”) agrees that in order to maintain the established expense ratio of the Fund, the Adviser shall, until further notice, but in no event terminating before April 20, 2017, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest or taxes and any other items as agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which the Fund’s total annual operating expenses (excluding those items discussed above) exceed:

•                  1.25% of the Fund’s average daily net assets of the Fund up to the first $50 million in net assets; or

•                  2.00% of the Fund’s average daily net assets should net assets exceed $50 million.

If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Fund’s total annual operating expenses (excluding those items discussed above) to exceed the applicable expense limitation that was in effect at the time of the waiver or reimbursement.

The total amount of reimbursement to which the Adviser may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund during the previous three years pursuant to this Agreement, less any reimbursement previously paid by the Fund to the Adviser with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

FASANARA CAPITAL LIMITED

By:
Name:	Pietro Fabbri
Title:	Chief Operating Officer

Your signature below acknowledges acceptance of this Agreement:

By:
Salvatore Faia
President
The RBB Fund, Inc.